UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

21688 Gateway Center Drive, Suite 300
Diamond Bar, CA 91765

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Other Events

Amendment to Memorandum and Articles of Association

As previously reported, on March 12, 2025, the board of directors of Newegg Commerce, Inc. (the “Company”) approved a twenty-for-one share combination (commonly referred to as a reverse stock split) of the Company’s common shares, par value $0.021848 (the “Common Shares”). The share combination was also approved by written consent of the controlling shareholders of the Company.

On April 7, 2025, the Company filed an Amended and Restated Memorandum and Articles of Association with the Registry of Corporate Affairs in the British Virgin Islands, to effect the twenty-for-one share combination, resulting in a proportional increase to the par value of the Common Shares from $0.021848 per share to $0.43696 per share.

The foregoing description of the Amended and Restated Memorandum and Articles of Association does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Memorandum and Articles of Association, a copy of which is filed as Exhibit 1.1 hereto and incorporated herein by reference.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
1.1	Amended and Restated Memorandum and Articles of Association, dated April 7, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

April 7, 2025	By:	/s/ Christina Ching
Christina Ching
Interim Chief Financial Officer

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